NO ACT

PE
1-24-2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14005629

DIVISION OF
CORPORATION FINANCE

MAR 13 2014

Washington, DC 20549

March 13, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-13-14

Dumont Clarke IV
Moore & Van Allen PLLC
dumontclarke@mvalaw.com

Re: Lowe's Companies, Inc.
Incoming letter dated January 24, 2014

Dear Mr. Clarke:

This is in response to your letter dated January 24, 2014 concerning the shareholder proposal submitted to Lowe's by James W. Mackie. We also have received a letter from the proponent dated January 29, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: James W. Mackie
*** FISMA & OMB Memorandum M-07-16 ***

March 13, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 24, 2014

The proposal relates to political contributions.

There appears to be some basis for your view that Lowe's may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Lowe's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Lowe's omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lowe's relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Resolution for Proxy Statement
Lowes, Inc

Dear Madam or Sir:

This letter is in response to a letter dated January 24, 2014 from the Offices of Moore & Van Allen PLLC representing Lowe's, Inc. in regard to my submission of a proxy proposal for the 2014 Annual meeting.

In the letter addressed to you, Counsel for Lowe's stated the following:
The Proposal was submitted to the Company by James W. Mackie (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to:

1. Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has not provided sufficient proof of ownership as required to be eligible to submit the Proposal for inclusion in the Company's proxy materials;

2. Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal;

3. Rule 14a-8(i)(3) because the Proposal is so vague, indefinite and misleading that neither the shareholders nor the Company would be able to determine with reasonable certainty what action or measures the resolution requires; and

4. Rule 14a-8(i)(1) because the Proposal is mandatory rather than precatory and is therefore improper under state law.

A copy of this letter has been provided to the Proponent and emailed to *shareholderproposals@sec.gov* in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution:
Resolved: The Corporation shall have a policy pertaining to making political contributions (to individual candidates; organizations supporting candidates, directly or indirectly; leadership groups; or political action committees) only if such a policy is approved by at least [sic] at least 75% of its shares outstanding. No funds, or in kind support, shall be provided by the corporation to any of the entities listed above unless the contribution complies with the corporate policy.
A copy of the complete Proposal, including the supporting statement, is attached hereto as Exhibit A.

The Proposal may be excluded under Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has not provided sufficient proof of ownership as required to be eligible to submit the Proposal for inclusion in the Company's proxy materials.

Rule 14a-8(b)(1) provides that "in order to be eligible to submit a proposal, [a proponent] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal. [The proponent] must continue to hold those securities through the date of the meeting." Though a company can verify the eligibility of a registered shareholder to submit a proposal to the company, shareholders who are not the registered holders of their securities have the burden of proving their eligibility to the company. Rule 14a-8(b)(2)(i) provides that a shareholder that is not the registered holder may prove his or her eligibility by "submit[ting] to the company a written statement from the 'record' holder of [their] securities (usually a broker or bank) verifying that, at the time [the proponent] submitted [his or her] proposal, [he or she] continuously held the securities for at least one year . . . [including a] written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

The initial stock ownership information submitted by the Proponent with his Proposal did not meet the requirements of Rule 14a-8(b)(i) to verify that, at the time he submitted his proposal, he had continuously held the requisite shares of the Company's common stock for at least one year. The Company received the Proposal on November 13, 2013. A letter received from the Proponent's broker, dated November 6, 2013, evidenced the Proponent's holdings of the Company's common stock for at least a year prior to November 1, 2013. However, the Proposal is postmarked November 7, 2013. Accordingly the broker's letter did not verify that the Proponent had continuously held the requisite securities for at least one year prior to November 7, 2013, the date the Proponent submitted the Proposal.

Shareholder response:

The shareholder submitted in good faith a letter from the Charles Schwab Advisor Services dated November 1, 2014 stating "Charles Schwab & Co. Inc currently holds 3,000 (there was a typo stating 3,00 shares) of Lowes common stock. These shares have been held for a period of greater than one year". The letter shows 1,600 shares purchased 10/13/2000 and 1,400 shares purchased 2/26/2010. I then advised Lowe's Inc. of my ownership in my letter of November 6, 2014. If I had dated my letter to Lowe's as being November 1, 2014, this would nullify their objection, but I dated the letter the date it was <u>actually written.</u>

A proposal that fails to show continuous ownership through the date the proposal is submitted in not eligible for inclusion in a company's proxy materials. The Commission's staff has reaffirmed this position in several requests for no-action relief where the proponent failed to show continuous ownership through the date the proposal was submitted. *See General Electric Co.* (October 7, 2010) (proof of ownership dated as of June 16, 2010, proposal submitted June 22, 2010); *Union Pacific Corp.* (March 5, 2010) (proof of ownership dated November 17, 2009, proposal submitted November 17, 2009); *International Business Machines Corp.* (December 7, 2007) (proof of ownership dated October 15, 2007, proposal submitted October 22, 2007).

Thus, in compliance with Rule 14a-8(f)(1), on November 22, 2013, within fourteen (14) days of receiving the Proposal, the Company sent a letter to the Proponent (the "First Deficiency Notice," attached hereto as Exhibit B) notifying him that he had failed to include with the Proposal his proof of beneficial ownership of the Company's shares, as required under Rules 14a-8(b) and (f)(1). The First Deficiency Notice requested that the Proponent submit an affirmative written statement from the record holder of his securities specifically verifying that he owned the securities continuously for a period of one year as of the time he submitted the Proposal. In response to the First Deficiency Notice, the Proponent submitted a letter on November 26, 2013, including a periodic investment statement from his broker (attached hereto as Exhibit C). On December 2, 2013, the Company sent a second letter to the Proponent (the "Second Deficiency Notice," attached hereto as Exhibit D), notifying him that his November 26, 2013 letter did not include the requisite proof of ownership under Rule 14a-8(b)(2). In response to the Second Deficiency Notice, the Proponent submitted a letter to the Company on December 6, 2013, again including a periodic investment statement from his broker (attached hereto as Exhibit E). The Company's acknowledgement of the Proponent's December 6, 2013 letter is attached hereto as Exhibit F.

The Commission's staff has consistently taken the position that brokerage statements are not sufficient proof of continuous ownership. To this point, Section C.1.c. of Staff Legal Bulletin 14 includes the following Q&A:

Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal.

In accordance with the guidance of the Commission's staff, the brokerage statements submitted by the Proponent in response to the First Deficiency Notice and the Second Deficiency Notice are insufficient proof of ownership. Thus, as the Proponent failed to remedy his initial failure to prove continuous beneficial ownership by submitting proper verification, the Company believes that the Proposal is excludable under Rules 14a-8(b) and 14a-8(f)(1)

Shareholder response:

The shareholder submitted a copy of the monthly statement with the "Statement period November 1 – 30, 2013. This indicated that I held the stock as of the date of the November 6, 2014.

*** FISMA & OMB Memorandum M-07-16 ***

The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the company has already substantially implemented the proposal."

Shareholder response:

While Lowe's has published on their web site a statement of "Lowe's Social Responsibility" with a section titled "Political Engagement" that states, among other things, "Lowe's does not make contributions to political campaigns, super PACS or political parties. Furthermore Lowe's does not make independent expenditures, contributions to other political entities organized under Section 527 of the Internal Revenue Code or to special interest groups organized under Section 501©(4) of the Internal Revenue Code to support political activites. It then states "to the extent that Lowe's makes any political contributions to support ballot measures that are consistent with Lowe's business interests and public policy agenda, Lowe's will disclose those amounts in an annual report". This simply means, in layman's terms that Lowe's makes political contributions. It should be noted that publishing a statement in the proxy statement or in the annual report gives reasonable expectation that each shareholder has a chance to be aware of the policy or statement whereas placing the statement on their web site may not reach each stockholder.

The proposal, as written, would not prevent Lowe's from making political contributions provided the contributions were made in accordance with a shareholder approved policy stating stating specific parameters for such contributions.

The Proposal may be excluded under Rule 14a-8(i)(3) because it is so vague, indefinite and misleading that the Company's shareholders would not be able to determine with reasonable certainty what they are being asked to approve.

Shareholder response:

The affirmative vote for the current proposal by the stockholders, aka owners, would enable the management of Lowe's to craft a statement on political contributions that would lay down specific guidelines for the corporation to follow in the future. This corporate policy would then be voted on by the stockholders in the 2015 annual meeting. Nothing in the current proposal would become effective until such a document was crafted by management and I am sure that any legal ambiguities would be dealt with by counsel prior to the presentation to the stockholders in 2015.

The Proposal may be excluded under Rule 14a-8(i)(1) because it is mandatory rather than precatory and is therefore not a proper subject for action by shareholders under the laws of the State of North Carolina.

Shareholder response:

While I am neither an attorney nor a citizen of North Carolina, I am sure there are many mandatory requirements involved in the operation of Lowe's and that the shareholder of a corporation has a right to request transparency in the conduct of the firm he or she has invested in. The management and Board of Directors could put forth a corporate policy that would comply with the intent of the proposal at hand and then the question of applicability of the state law would be moot.

For all of the above stated reasons, it is my contention that to deny the shareholders the opportunity to voice their opinion on the proposal is a disservice to both the corporation and the shareholder.

In today's political climate it is my belief that Lowe's Companies could show corporate governance leadership that would inure to the benefit of the company and stockholders. Approving a clear policy concerning political contributions would place Lowe's in the forefront of good corporate governance for others to emulate. I would ask that the Board of Directors and management of Lowe's seize this opportunity to enhance the public perception of the corporate world.

Sincerely,

James W. Mackie

James W. Mackie

This letter has been sent to shareholderproposals@sec.govby email.

Copy of letter to the following by email:
Hannah Kim, Esq. – Lowe's Companies, Inc. (Hannah.H.Kim@lowes.com)
Dumont Clarke IV – Moore & Van Allen PLLC (dumontclarke@mvalaw.com)

*** FISMA & OMB Memorandum M-07-16 ***

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 24, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Policy on Political Contributions

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. ("Lowe's" or the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders meeting. The Proposal was submitted to the Company by James W. Mackie (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to:

1. Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has not provided sufficient proof of ownership as required to be eligible to submit the Proposal for inclusion in the Company's proxy materials;
2. Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal;
3. Rule 14a-8(i)(3) because the Proposal is so vague, indefinite and misleading that neither the shareholders nor the Company would be able to determine with reasonable certainty what action or measures the resolution requires; and
4. Rule 14a-8(i)(1) because the Proposal is mandatory rather than precatory and is therefore improper under state law.

A copy of this letter has been provided to the Proponent and emailed to *shareholderproposals@sec.gov* in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution:

> Resolved: The Corporation shall have a policy pertaining to making political contributions (to individual candidates; organizations supporting candidates, directly or indirectly; leadership groups; or political action committees) only if such a policy is approved by at least [sic] at least 75% of its shares outstanding. No funds, or in kind support, shall be provided by the corporation to any of the entities listed above unless the contribution complies with the corporate policy.

A copy of the complete Proposal, including the supporting statement, is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(10) permits an issuer to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company has previously adopted and published on its website a Political Engagement Policy pursuant to which it does not make contributions to political campaigns, super PACs, political parties, other political entities organized under Section 527 of the Internal Revenue Code or special interests groups organized under Section 501(c)(4) of the Internal Revenue Code.

Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Commission's staff has consistently interpreted Rule 14a-8(i)(3) to cover proposals that are vague and indefinite and, therefore, potentially misleading. The Commission's staff reaffirmed this position in Staff Legal Bulletin No. 14B issued on September 15, 2004.

The Proposal states that the Company "shall have a policy pertaining to making political contributions . . . only if such policy is approved by at least [sic] at least 75% of its shares outstanding." The Proposal fails to address the Political Engagement Policy already put into place by the Company, despite the fact that this existing policy goes even further towards the stated goals of the Proposal than the Proposal itself. Looking at the plain language of the Proposal in light of this existing Political Engagement Policy, shareholders would be unable to determine whether they are being asked to invalidate the existing policy. It is also unclear what actions would be required of the Board of Directors should the Proposal be approved. In addition, the supporting statements within the Proposal, as well as the Proposal's failure to address the existing Political Engagement Policy, imply that the Company does not currently have a policy pertaining to political contributions and is currently making the very political contributions to the candidates and organizations references in the Proposal and supporting statements, potentially misleading shareholders. Thus, the Proposal is vague, indefinite and misleading because it is unclear based on the text of the Proposal what measures the shareholders are being asked to vote on or what actions the Company would be required to take should the Proposal be approved and strongly implies that the Company has no policy restricting political contributions, when in fact the Company has a policy that substantially implements the Proponent's essential objectives.

Rule 14a-8(i)(1) permits an issuer to exclude a shareholder proposal if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. If the Proponent's intent is that the Company could only have a policy regarding political contributions if 75% of the existing shareholders approve such a policy, this Proposal is directing rather than requesting specific actions by the Company, constituting an unwarranted intrusion on the discretionary authority granted to the Board of Directors under the laws of the State of North Carolina to manage the business and affairs of the Company. Thus, the Proposal is excludable as it is not a proper subject for action by shareholders under the laws of North Carolina, the jurisdiction of the Company's organization.

The Proposal may be excluded under Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has not provided sufficient proof of ownership as required to be eligible to submit the Proposal for inclusion in the Company's proxy materials.

Rule 14a-8(b)(1) provides that "in order to be eligible to submit a proposal, [a proponent] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal. [The proponent] must continue to hold those securities through the date of the meeting." Though a company can verify the eligibility of a registered shareholder to submit a proposal to the company, shareholders who are not the registered holders of their securities have the burden of proving their eligibility to the company. Rule 14a-8(b)(2)(i) provides that a shareholder that is not the registered holder may prove his or her eligibility by "submit[ting] to the company a written statement from the 'record' holder of [their] securities (usually a broker or bank) verifying that, at the time [the proponent] submitted [his or her] proposal, [he or she] continuously held the securities for at least one year . . . [including a] written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

The initial stock ownership information submitted by the Proponent with his Proposal did not meet the requirements of Rule 14a-8(b)(i) to verify that, at the time he submitted his proposal, he had continuously held the requisite shares of the Company's common stock for at least one year. The Company received the Proposal on November 13, 2013. A letter received from the Proponent's broker, dated November 6, 2013, evidenced the Proponent's holdings of the Company's common stock for at least a year prior to November 1, 2013. However, the Proposal is postmarked November 7, 2013. Accordingly the broker's letter did not verify that the Proponent had continuously held the requisite securities for at least one year prior to November 7, 2013, the date the Proponent submitted the Proposal.

A proposal that fails to show continuous ownership through the date the proposal is submitted in not eligible for inclusion in a company's proxy materials. The Commission's staff has reaffirmed this position in several requests for no-action relief where the proponent failed to show continuous ownership through the date the proposal was submitted. *See General Electric Co.* (October 7, 2010) (proof of ownership dated as of June 16, 2010, proposal submitted June 22, 2010); *Union Pacific Corp.* (March 5, 2010) (proof of ownership dated November 17, 2009, proposal submitted November 17, 2009); *International Business Machines Corp.* (December 7, 2007) (proof of ownership dated October 15, 2007, proposal submitted October 22, 2007).

Thus, in compliance with Rule 14a-8(f)(1), on November 22, 2013, within fourteen (14) days of receiving the Proposal, the Company sent a letter to the Proponent (the "First Deficiency Notice," attached hereto as Exhibit B) notifying him that he had failed to include with the Proposal his proof of beneficial ownership of the Company's shares, as required under Rules 14a-8(b) and (f)(1). The First Deficiency Notice requested that the Proponent submit an affirmative written statement from the record holder of his securities specifically verifying that he owned the securities continuously for a period of one year as of the time he submitted the Proposal. In response to the First Deficiency Notice, the Proponent submitted a letter on November 26, 2013, including a periodic investment statement from his broker (attached hereto as Exhibit C). On December 2, 2013, the Company sent a second letter to the Proponent (the "Second

Deficiency Notice," attached hereto as Exhibit D), notifying him that his November 26, 2013 letter did not include the requisite proof of ownership under Rule 14a-8(b)(2). In response to the Second Deficiency Notice, the Proponent submitted a letter to the Company on December 6, 2013, again including a periodic investment statement from his broker (attached hereto as Exhibit E). The Company's acknowledgement of the Proponent's December 6, 2013 letter is attached hereto as Exhibit F.

The Commission's staff has consistently taken the position that brokerage statements are not sufficient proof of continuous ownership. To this point, Section C.1.c. of Staff Legal Bulletin 14 includes the following Q&A:

> Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal.

The Commission's staff has on numerous occasions concurred in an issuer's exclusion of proposals on the grounds that the brokerage statement submitted in support of a proponent's ownership was insufficient proof of such ownership under Rule 14a-8(b) and (f). *See, e.g., Sky Financial Group* (December 20, 2004, reconsideration request denied January 13, 2005) (monthly brokerage account statement insufficient proof of ownership); *International Business Machines Corp.* (January 11, 2005) (pages from five (5) quarterly 401(k) plan account statements insufficient proof); *Bank of America* (February 25, 2004) (monthly brokerage account statement insufficient proof of ownership); and *RTI International Metals, Inc.* (January 13, 2004) (monthly account statement insufficient proof of ownership).

In accordance with the guidance of the Commission's staff, the brokerage statements submitted by the Proponent in response to the First Deficiency Notice and the Second Deficiency Notice are insufficient proof of ownership. Thus, as the Proponent failed to remedy his initial failure to prove continuous beneficial ownership by submitting proper verification, the Company believes that the Proposal is excludable under Rules 14a-8(b) and 14a-8(f)(1).

The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10), which allowed the omission of a proposal that was "moot," was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management ..." Release No. 34-12598 (July 7, 1976) and Release No. 34-40018 (May 21, 1998). Originally, the Commission's staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Release No. 34-19135 (October 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the rule] defeated its purpose" because proponents were successfully convincing the Commission's staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Release No. 34-20091 at § II.E.6. (August 16, 1983). Therefore, in 1983, the Commission adopted a change in the Commission's staff's interpretation of the rule to permit the omission of proposals that had been "substantially implemented." Release No. 34-20091. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Release No. 34-40018 at n.30 and accompanying text (May 21, 1998).

Rule 14a-8(i)(10) has been found to permit exclusion of a shareholder proposal when a company has substantially implemented the essential objective of the proposal, even if by means other than those suggested by the shareholder proponent. The Commission's staff has consistently taken the position that differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proponent's underlying concern. *See, e.g., The Boeing Co.* (February 17, 2011) (permitting exclusion of a shareholder proposal requesting management review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and report its findings when the company had already adopted its own policies, practices and procedures related to human rights); *The Proctor & Gamble Co.* (August 4, 2010) (permitting exclusion of a shareholder proposal requesting a water policy based on United Nations principles when the company had already adopted its own water policy); *Wal-Mart Stores, Inc.* (March 30, 2010) (permitting exclusion of a shareholder proposal requesting adoption of global warming principles when the company had policies reflecting at least to some degree the proposed principles); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a shareholder proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report); *Johnson & Johnson* (February 17, 2006) (permitting exclusion of a shareholder proposal recommending verification of employment legitimacy when the company was already acting to address the concerns of the shareholder proposal); *Talbots Inc.* (April 5, 2002) (permitting exclusion of a shareholder proposal requesting implementation of a code of corporate conduct based on the United Nations International Labor Organization standards when the company had established its own business practice standards); and *The Gap, Inc.* (March 16, 2001) (permitting exclusion of a shareholder proposal requesting a report on child labor practices of suppliers when the company had established a code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders). Furthermore, the Staff has taken the position that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire shareholder proposal may be omitted. *See, e.g., The Limited* (March 15, 1996) and *American Brands, Inc.* (February 3, 1993). Applying this standard, the Commission's staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's "essential objective." *See, e.g., Wal-Mart Stores, Inc.* (March 10, 2008) (permitting exclusion of a shareholder proposal requesting that the company prepare a global warming report when the company had already published a report that contained information relating to its environmental initiatives); *Anheuser-Busch Companies, Inc.* (January 17, 2007) (permitting exclusion of a shareholder proposal seeking declassification of the board of directors when the company and its shareholders had previously acted to declassify the board); and *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a shareholder proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report).

The Commission's staff has also consistently granted requests for no-action relief relating to shareholder proposals requesting the issuance of a report when the company could demonstrate that it had published the relevant information on its public website. *See, e.g., Aetna Inc.* (March 27, 2009) (permitting exclusion of a shareholder proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues); and *Alcoa Inc.* (February 3, 2009); *Wal-Mart Stores, Inc.* (March 20, 2008) and *Dow Chemical Co.* (March 5, 2008) (in each case permitting exclusion of a shareholder proposal requesting a global warming report when the company had already generally addressed the issue).

The Company believes that it may exclude the Proposal under Rule 14a-8(i)(10) because it has previously, voluntarily adopted a Political Engagement Policy, publicly available on the Company's website, pursuant to which "Lowe's does not make contributions to political campaigns, super PACs or political parties. Furthermore, Lowe's does not make independent expenditures, contributions to other political entities organized under Section 527 of the Internal Revenue Code or to special interests groups organized under Section 501(c)(4) of the Internal Revenue Code to support political activities." The Political Engagement Policy, a copy of which is attached hereto as Exhibit G, goes on to state that, "to the extent that Lowe's makes any political contributions to support ballot measures that are consistent with Lowe's business interests and public policy agenda, Lowe's will disclose those amounts in an annual report." Through this existing policy, the Company has substantially implemented the Proposal, as demonstrated below.

The Company's existing Political Engagement Policy clearly addresses the Proposal's "essential objective," which is to prevent the Company from making undisclosed political contributions to elected officials, campaigns, political parties and 501(c)(4) non-profit corporations. This essential objective is clearly communicated throughout the Proposal in statements including the following:

- "Unless large corporations are prevented from making political contributions to elected officials, or their political parties, [the political influence exerted by large corporations] will continue." Proposal, p. 1.
- "The increasing use by advocacy groups of 501(c)(4) non-profit corporations to escape disclosure of political contributions would allow publicly held corporations to make unlimited political contributions, but to do so without even informing their own shareholders." Proposal, p. 1.
- "To have the large corporations utilize corporate funds to further the political goals of the executives is irresponsible fiduciary behavior that may be against the wishes of the individuals for whom they hold the shares." Proposal, p. 1.

The Company's existing Political Engagement Policy not only addresses the essential objective of the Proposal, but also takes an even stronger stance against political contributions to campaigns, political parties and 501(c)(4) non-profit corporations: under the existing policy, these types of political contributions are prohibited by the Company. In addition, the existing policy holds the Company accountable for any other political contributions outside of these groups. To the extent that the Company makes any political contributions to support ballot measures consistent with its business interests and public policy agenda, the Political Engagement Policy mandates that such contributions be publicly disclosed in the Company's annual report. As evidenced by these statements, the Company's existing policy not only prohibits political contributions to the specific groups addressed by the Proponent, but also ensures that other types of political contributions are publicly disclosed to the Company's shareholders in a readily available form.

Based upon the foregoing, and consistent with the Commission's staff's determinations regarding similar no-action letters as cited above, the Company believes that its existing Political Engagement Policy compares favorably with the guidelines of the Proposal and addresses the Proposal's essential objective, and thus that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

The Proposal may be excluded under Rule 14a-8(i)(3) because it is so vague, indefinite and misleading that the Company's shareholders would not be able to determine with reasonable certainty what they are being asked to approve.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy materials if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. A proposal is vague and indefinite when "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 30, 1992). The Commission's staff has also agreed not to recommend any enforcement action when a shareholder proposal is excluded because "the shareholders will not understand what they are being asked to consider from the text of the proposal." *Kohl's Corp.* (March 13, 2001). In Staff Legal Bulletin No. 14B, issued on September 15, 2004, the Commission's staff confirmed that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...."

The Proposal states that the Company "shall have **a policy pertaining to making political contributions** (to individual candidates; organizations supporting candidates, directly or indirectly; leadership groups; or political action committees) only if such a policy is approved by at least [sic] at least 75% of its shares outstanding. No funds, or in kind support, shall be provided by the corporation to any of the entities listed above unless the contribution complies with the corporate policy" (emphasis added).

The Proposal is subject to varying interpretations, which would leave the Company's shareholders unable to determine with reasonable certainty what they are being asked to approve. Under one interpretation, which may or may not be the Proponent's actual intent, if the Proposal were to be approved, the Board of Directors could adopt a policy **permitting** the Company to make political contributions (of the type defined in the Proposal) only if the policy was approved by the holders of at least 75% of the Company's shares outstanding. Under another interpretation, which is more in accordance with the literal wording of the Proposal, if the Proposal were to be approved, the Board of Directors could neither adopt a policy permitting nor adopt a policy preventing the Company from making political contributions (such as the policy the Company currently has in effect and has published on its website), unless the policy had been approved by a 75% supermajority vote of its shareholders. Because of this ambiguity, approval of the Proposal would also leave the Board of Directors without clear guidance as to whether the existing Political Engagement Policy would be invalid and have to be readopted and approved by a 75% supermajority shareholder vote or could remain in effect since it already addresses the Proponent's essential objective. The Board of Directors would also be left without clear guidance on what the current or any future policy "pertaining" to making political contributions should provide. Thus, the Company believes that the Proposal is vague and indefinite because neither shareholders voting on the Proposal nor the Company in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken should the Proposal be approved.

The Commission's staff has concurred with this analysis and recognized that, where, as here, a proposal is subject to varying interpretations, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal," the proposal is excludable under Rule 14a-8(i)(3). *See Fuqua Industries, Inc.* (March 12, 1991). *See also Philadelphia Electric Co.* (July 30, 1992) (proposal asking certain shareholders to refer a plan to the board of directors "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees" found excludable as vague and indefinite because the language could have been interpreted in numerous ways).

Both the Proposal and the supporting statements for the Proposal are also misleading because they unambiguously imply that the Company does not currently have a policy against making political contributions as defined in the Proposal and that management, using corporate funds, is actively engaged in making political contributions to elected officials, political candidates and their political parties. By doing so, both the Proposal and the supporting statements for the Proposal paint an entirely false and misleading picture of the Company's actual policies and political engagement activities. Shareholders are thus highly likely to interpret the Proposal as calling for the Board of Directors to adopt and the shareholders to subsequently approve a policy on political contributions to fill a current void necessary to curb political candidate contributions and other political engagement activities that the Company is not engaging in. Therefore, the Company's shareholders could easily be misled into voting for a proposal that would potentially have the effect of invalidating the Company's existing Political Engagement Policy, which already proscribes the very types of political contributions the Proponent's essential objective is to prevent.

For all of the foregoing reasons, the Company believes the Proposal is vague and indefinite, and, therefore, potentially misleading in violation of Rule 14a-9, thus warranting exclusion of the Proposal under Rule 14a-8(i)(3).

The Proposal may be excluded under Rule 14a-8(i)(1) because it is mandatory rather than precatory and is therefore not a proper subject for action by shareholders under the laws of the State of North Carolina.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal is mandatory because, if approved and implemented in accordance with its literal wording, it would require the Board of Directors either to invalidate the Political Engagement Policy or to submit the policy to its shareholders, potentially at more than one meeting, for approval by a supermajority vote. Thus the Proposal is not a proper subject for action by shareholders under the laws of the State of North Carolina, the jurisdiction of the Company's organization, and is excludable under Rule 14a-8(i)(1).

Under Section 55-8-01 of the North Carolina Business Corporation Act (the "NCBCA"), "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors" except as otherwise provided by the NCBCA or the corporation's articles of incorporation. Neither the NCBCA nor the Company's Charter restricts the Company's Board of Directors in any manner relevant to the Proposal. The Company's Bylaws provide that "[t]he business and affairs of the [Company] shall be managed by the Board of Directors except as otherwise provided by law, by the Articles of Incorporation or by the Bylaws." Under North Carolina law, the Board of Directors is necessarily given broad discretionary powers to manage the affairs of the Company and, absent a provision in Company's Charter or Bylaws or evidence of bad faith, shareholders have no right to usurp the Board of Director's authority. *See Gaines v. Long Mfg. Co.*, 67 S.E.2d 355 (N.C. 1951). Thus, the Company believes the language of the Proposal mandating that the Company take a specific action is contrary to the laws of the State of North Carolina under the NCBCA. A supplementary legal opinion regarding North Carolina law as applied to this Proposal is attached hereto as Exhibit H.

The Note to Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In the 1976 adopting release for certain amendments to Rule 14a-8(c)(1) (now Rule 14a-8(i)(1)), the Commission stated:

> The text of the above Note is in accord with the longstanding interpretative view of the Commission and its staff under subparagraph (c)(1). In this regard, it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that "the business and affairs of every corporation organized under this law shall be managed by its board of directors," or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

Exchange Act Release No. 34-12999 (Nov. 22, 1976).

If approved, the Proposal as read literally would mandate that the Board of Directors either annul the Political Engagement Policy or submit the policy, potentially more than once, to its shareholders for approval by a supermajority vote. The Commission's staff has consistently concurred with the view that a shareholder proposal mandating or directing that a company's board of directors take certain actions is inconsistent with the discretionary authority granted to the board of directors under state law and is therefore excludable under Rule 14a-8(i)(1). *See National Technical Systems, Inc.* (March 29, 2011); *Bank of America Corp.* (February 16, 2011); *MGM MIRAGE* (February 6, 2008); and *Cisco Systems, Inc.* (July 29, 2005). In each case, the proposal mandated, rather than requested, that the company take a specific action. Similarly, the Proposal here is not a proper subject for shareholder action under North Carolina law since it effectively mandates, rather than requests, that the Board of Directors submit a matter that is clearly within its discretion and purview to a vote of its shareholders. Thus, the Company believes the Proposal may be excluded pursuant to Rule 14a-8(i)(1).

Conclusion

The Proposal should be excluded pursuant to (i) Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has not provided sufficient proof of ownership as required to be eligible to submit the Proposal for inclusion in the Company's proxy materials, (ii) Rule 14a-8(i)(10) because it has been substantially implemented by the Company, (iii) Rule 14a-8(i)(3) because it is so vague, indefinite and misleading that the Company's shareholders would not be able to determine with reasonable certainty what they are being asked to approve, and (iv) Rule 14a-8(i)(1) because it is mandatory rather than precatory and is therefore not a proper subject for action by shareholders under the laws of the State of North Carolina. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above. Please feel free to call me at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Dumont Clarke IV

Enclosures

cc: James W. Mackie

EXHIBIT A

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

NOV 1 . 2013

GMK

November 6, 2013

G.M. Kenner, Jr.
Senior Vice President, Secretary & General Counsel
Lowe's Inc.
1000 Lowes Blvd.
Mooresville, NC 28117

Re: Resolution for Proxy Statement

Dear Mr. Kenner:

I am the owner of 3,000 shares of Lowe's Inc. common stock and request the inclusion of the following in the proxy statement for the upcoming annual stockholder meeting:

"Resolved: The Corporation shall have a policy pertaining to making political contributions (to individual candidates; organizations supporting candidates, directly or indirectly; leadership groups; or political action committees) only if such a policy is approved by at least at least 75% of its shares outstanding. No funds, or in kind support, shall be provided by the corporation to any of the entities listed above unless the contribution complies with the corporate policy".

There are five reasons for passage of this resolution:

1. The ability of large corporations to provide large amounts of funding for political candidates gives the corporation the ability to manage legislation that will provide them with legislated or regulatory benefits that place their smaller competitors at a disadvantage in the market place.
2. Endowment funds, insurance companies, mutual funds and pension funds currently hold the majority of all publicly traded shares and these shares are held for the benefit of many small investors. To have the large corporations utilize corporate funds to further the political goals of the executives is irresponsible fiduciary behavior that may be against the wishes of the individuals for whom they hold the shares.
3. We have recently seen the result of undue political influence that has reduced the oversight of regulatory agencies and created problems for stock holders and consumers in the areas of finance, food, health care and petroleum. The political influence exerted by large corporations had a direct impact on these actions. Unless large corporations are prevented from making political contributions to elected officials, or their political parties, these practices will continue.
4. Legislative and regulatory bodies should be guided by all constituents, not just those who pay for their re-election or provide significant perks to individuals in those bodies. Large corporate political contributions can corrupt honest efforts to provide reasonable laws and regulations.
5. The increasing use by advocacy groups of 501(c)(4) non-profit corporations to escape disclosure of political contributions would allow publicly held corporations to make unlimited political contributions, but to do so without even informing their own shareholders.

It is my intention to maintain ownership of the shares until the date of the annual meeting. I also plan to attend the annual meeting in person, or if I am unable to attend I will have a qualified representative in attendance representing me.

Enclosed you will find a letter from Charles Schwab, who is the record holder of my shares stating that they are the custodian of the account titled James W. Mackie.

Sincerely,

James W. Mackie

James W. Mackie

Encl: Letter from Charles Schwab Advisor Services
Cc: Securities a & Exchange Commission

SCHWAB
ADVISOR SERVICES

Advisor Services
1958 Summit Park Dr, Orlando, FL 32810

November 1, 2013

Lowes Companies
1000 Lowe
Mooresville, NC 28117

Re: **Stock held in the account of James W. Mackie**

To Whom It May Concern:

Charles Schwab & Co. Inc currently custodies an account titled in the name of James W. Mackie which currently holds 3,00 shares of Lowes common stock. These shares have been held for a period greater than one year. Below is the confirmation of when and how these shares came into this account. As of the date of this letter, none of the shares referenced below have been sold, transferred, or otherwise removed from this account.

1,600 shares (NYSE: LOW) Purchased 10/13/2000
1,400 shares (NYSE: LOW) Purchased 02/26/2010

Sincerely,

LaShea C. Reaves
Relationship Specialist
Charles Schwab Advisor Services

CC: James Mackie
Tower Bridge Advisors, Inc.

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

CERTIFIED MAIL™

*** FISMA & OMB Memorandum M-07-16 ***

UNITED STATES POSTAL SERVICE

U.S. POSTAGE PAID
BRYN MAWR, PA
19010
NOV 07, 13
AMOUNT
$6.11
1000
28117
00050055-06

G.M. Kenner, Jr.
Senior Vice President, Secretary & General Counsel
Lowe's Inc.
1000 Lowes Blvd.
Mooresville, NC 28117

28117$8520 R044

EXHIBIT B

LOWE'S
Companies, Inc.

November 22, 2013

VIA OVERNIGHT COURIER

Mr. James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

Re: Request for Substantiation of Eligibility to Submit Shareholder Proposal

Dear Mr. Mackie:

We are in receipt of (i) your letter dated November 6, 2013, including a copy of the proposal submitted for Lowe's Companies, Inc.'s (the "Company") next annual shareholders' meeting regarding a policy on political contributions (the "Proposal"), and (ii) the letter from Schwab Advisor Services dated November 1, 2013 providing evidence of your holdings of the Company's voting securities for a period greater than a year as of November 1, 2013, which were delivered to us via U.S. mail on November 13, 2013.

Pursuant to Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, in order to be eligible to submit a proposal, you must demonstrate that you have continuously held at least $2,000 in market value, or 1%, of the Company's voting securities for at least one year prior to and including the date on which you submitted the Proposal, which the postmark indicates was November 7, 2013. In addition, you must continue to hold those securities through the date of the Company's next annual shareholders' meeting. The stock ownership information you submitted with the Proposal provides evidence of your holdings of the Company's common stock for a period greater than a year as of November 1, 2013, and, therefore, does not verify that you continuously held the securities for at least one year prior to and including November 7, 2013, the date on which the Proposal was submitted. Accordingly, because of this gap in time of proof of your ownership of the Company's voting securities, you have failed to demonstrate your eligibility to submit the Proposal.

Please submit to us a corrected proof of ownership letter from Schwab Advisor Services stating the amount of the Company's voting securities currently held by you and verifying that on November 7, 2013, you had continuously held the requisite number of the Company's voting securities for at least one year prior to and including such date in accordance with Rule 14a-8(b)(2)(i).

Please also be advised that pursuant to Rule 14a-8(f)(1), your submission of a corrected proof of ownership letter must be postmarked, or transmitted to us electronically, no later than 14 calendar days from the date you receive this notice. Specifically, your submission should be addressed to the attention of Gaither M. Keener, Jr., Chief Legal Officer, Chief Compliance Officer and Secretary, at the Company's principal executive offices, 1000 Lowe's Boulevard, Mooresville, North Carolina 28117, or faxed to his attention at (704) 757-0598. For your convenience, we have attached a copy of Rule 14a-8.

Sincerely,

Hannah H. Kim
Vice President, Assistant General Counsel
and Assistant Chief Compliance Officer

Enclosure

§ 240.14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

CHAR2\1552377v1

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

EXHIBIT C

FROM:
JAMES W.MACKIE

*** FISMA & OMB Memorandum M-07-16 ***

facsimile transmittal

To:	**Gaither M. Keener, Jr.**	**Fax:**	704-757-0598
From:	Jim Mackie	**Date:**	11/26/2013
Re:	Proxy Proposal Response	**Pages:**	4
CC:			

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please .Post**

Please deliver to Gaither M. Keener, Jr.

Please acknowledge receipt of this FAX via email.

Thank you.

J.W.Mackie

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

VIA FAX

November 26, 2013

G.M. Kenner, Jr.
Senior Vice President, Secretary & General Counsel
Lowe's Inc.
1000 Lowes Blvd.
Mooresville, NC 28117

Re: Resolution for Proxy Statement

Dear Mr. Kenner:

In response to the letter from Hannah H Kim, with enclosures, I have the following comments:

1. In my letter of November 6, addressed to you, I advised you of my ownership of 3,000 shares of Lowe's Inc. These shares are held in my Charles Schwab account in my name. These shares were purchased in 2000 and 2009, have a value in excess of $2,000.00.

2. I stated in my letter that I am, and was at the time of the letter to Lowe's Inc., the owner of those shares and that I intended to retain all of the 3,000 shares until the date of the annual meeting. By this letter I am advising you that I will retain ownership of the 3,000 shares *through* the date of the annual meeting. Included in this FAX transmission is a copy of the Schwab monthly statement for the month of October 2013 that will show continuous ownership of these shares and the dates of original purchase. The November report has not been produced at this time.

3. Note that the letter from Charles Schwab states that they have held the 3,000 shares for a period greater than one year. This is confirmed by the Schwab report showing the stock owned as of 10/31/2013. I acknowledge that other equities owned by me, and held in my Schwab account, have been blanked out on the report for privacy reasons.

4. It is impossible to obtain a letter from the brokerage house holding your stock in a street name and have it legitimately dated the same date as the date of the letter from the stockholder to you. I forwarded my proposal letter in a timely manner with the honest date of the letter from Schwab that did not arrive at my home on the date it was sent to me. It is unreasonable to expect the date of my letter to you to be the same date of the letter from Schwab.

5. My proposal is "Resolved: The Corporation shall have a policy pertaining to making political contributions (to individual candidates; organizations supporting candidates, directly or indirectly; leadership groups; or political action committees) only if such a policy is approved by at least at least 75% of its shares outstanding. No funds, or in kind support, shall be provided by the corporation to any of the entities listed above unless the contribution complies with the corporate policy".

6. The five (5) specific reasons for the proposal should be stated in the proxy statement as is the usual practice in asking for stockholder approval of a proposed action to be taken.

If there are further questions or clarifications needed to have a legitimate proposal presented to the stockholders, please let me know.

Sincerely,

James W. Mackie

James W. Mackie

Copy by FAX: Charles Schwab report for the period October 1 – 31, 2013
CC: Securities & Exchange Commission

Page 30 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT D

LOWE'S

Companies, Inc.

Gaither M. Keener, Jr.
Chief Legal Officer,
Chief Compliance Officer & Secretary

December 2, 2013

VIA EMAIL* FISMA & OMB Memorandum M-07-16 *** AND OVERNIGHT COURIER**

Mr. James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

Re: Request for Substantiation of Eligibility to Submit Shareholder Proposal

Dear Mr. Mackie:

We are in receipt of your letter dated November 26, 2013. The purpose of this letter is to advise you that your letter and the attachments you submitted with it do not provide the requisite proof of your ownership for purposes of Rule 14a-8(b)(2), which requirements are set forth in Hannah Kim's letter to you dated November 22, 2013. The Staff of the Securities and Exchange Commission has recognized that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals, but has also acknowledged that the Staff's administration of Rule 14a-8(b) is constrained by the terms of the rule.

Please be advised that your submission of a corrected proof of ownership letter must be postmarked, or transmitted to us electronically, no later than 14 calendar days from the date you received Hannah Kim's letter dated November 22, 2013. Your submission should be addressed to my attention: Gaither M. Keener, Jr., Chief Legal Officer, Chief Compliance Officer and Secretary, at the Company's principal executive offices, 1000 Lowe's Boulevard, Mooresville, North Carolina 28117, or faxed to my attention at (704) 757-0598.

Sincerely,

Gaither M. Keener, Jr.

Gaither M. Keener, Jr.
Chief Legal Officer, Chief Compliance Officer and
Secretary

1000 Lowe's Boulevard, Mooresville, North Carolina 28117
Phone: (704) 758-1000 Fax: (704) 757-0598
Email: gaither.m.keener@lowes.com

EXHIBIT E

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

VIA FAX

December 6, 2013

G.M. Kenner, Jr.
Senior Vice President, Secretary & General Counsel
Lowe's Inc.
1000 Lowes Blvd.
Mooresville, NC 28117

Re: Resolution for Proxy Statement

Dear Mr. Kenner:

In response to your letter of December 2 and my follow up FAX of December 3, I am including in this FAX transmission a copy of the Charles Schwab report that I received late yesterday. This report shows the ownership of the 3,000 shares of Lowe's stock as of November 30. For privacy, I have redacted the listing of other securities owned by me and held in this account.

1. In my letter of November 6, addressed to you, I advised you of my ownership of 3,000 shares of Lowe's Inc. These shares are held in my Charles Schwab account in my name. These shares were purchased in 2000 and 2009, have a value in excess of $2,000.00.

2. I stated in my letter that I am, and was at the time of the letter to Lowe's Inc., the owner of those shares and that I intended to retain all of the 3,000 shares until the date of the annual meeting. By this letter I am again advising you that I will retain ownership of the 3,000 shares *through* the date of the annual meeting.

3. Note that the report from Charles Schwab states that they have held the 3,000 shares for a period greater than one year.

4. My proposal is "Resolved: The Corporation shall have a policy pertaining to making political contributions (to individual candidates; organizations supporting candidates, directly or indirectly; leadership groups; or political action committees) only if such a policy is approved by at least at least 75% of its shares outstanding. No funds, or in kind support, shall be provided by the corporation to any of the entities listed above unless the contribution complies with the corporate policy".

5. The five (5) specific reasons for the proposal should be stated in the proxy statement as is the usual practice in asking for stockholder approval of a proposed action to be taken.

If there are further questions or clarifications needed to have a legitimate proposal presented to the stockholders, please let me know.

Sincerely,

James W. Mackie

James W. Mackie

Copy by FAX: Charles Schwab report for the period November 1 – 30, 2013
CC: Securities & Exchange Commission

Pages 36 through 37 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

FROM:
JAMES W.MACKIE

*** FISMA & OMB Memorandum M-07-16 ***

facsimile transmittal

To:	**Gaither M. Keener, Jr.**	**Fax:**	704-757-0598
From:	Jim Mackie	**Date:**	12/6/2013
Re:	Proxy Proposal Response	**Pages:**	5
CC:			

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please .Post**

Please deliver to Gaither M. Keener, Jr.

Please acknowledge receipt of this FAX via email.

Thank you.

EXHIBIT F

From: Miller, Wendy - Wendy C [mailto:Wendy.C.Miller@lowes.com]
Sent: Friday, December 06, 2013 10:27 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Received Fax

Mr. Mackie,

We are in receipt of your fax of 5 pages, including the cover. Thank you.

Wendy C. Miller, NCCP
Executive Administrative Specialist
& Senior Paralegal
to Gaither Keener
Chief Legal Officer,
Chief Compliance Officer & Secretary
LOWE'S COMPANIES, INC.
(704) 758-3423 - phone
(704) 757-0598 – fax
NB7LG – mail code
wendy.c.miller@lowes.com

From: Keener, Gaither - Gaither M [mailto:Gaither.M.Keener@lowes.com]
Sent: Friday, December 06, 2013 2:29 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Kim, Hannah - Hannah H; Dumont Clarke; Emily Vaughn; Miller, Wendy - Wendy C
Subject: Shareholder proposal

Dear Mr. Mackie, this email confirms your fax of December 6th, which we earlier acknowledged receipt today, and to thank you for sending the compulsory information which is required by the SEC and the regulations. In the past, several companies have received shareholder proposal from individuals who did not meet those requirements of the SEC and the first documents you send to us did not meet those required SEC regulations.

Thank you for forwarding the additional information.

Gaither M. Keener, Jr. Esq.
Chief Legal Officer, Chief Compliance Officer and Secretary
704-758-1000

EXHIBIT G

Political Engagement

Because we believe it's our responsibility as a good corporate citizen, Lowe's has a long history of engaging in issues of importance to our company, shareholders and industry. To this end, we engage in governmental outreach and lobbying activities. Lowe's vice president of government affairs coordinates these efforts while ensuring compliance with the numerous rules and guidelines governing corporate involvement. Lowe's does not make contributions to political campaigns, super PACs or political parties. Furthermore, Lowe's does not make independent expenditures, contributions to other political entities organized under Section 527 of the Internal Revenue Code or to special interest groups organized under Section 501(c)(4) of the Internal Revenue Code to support political activities. To the extent that Lowe's makes any political contributions to support ballot measures that are consistent with Lowe's business interests and public policy agenda, Lowe's will disclose those amounts in an annual report.

Lowe's maintains memberships in national and state trade associations specific to business and retail industry interests. These groups provide significant benefits to Lowe's by giving Lowe's access to their business, technical and industry expertise.

Trade organizations

Lowe's maintains memberships in national and state trade associations specific to business and retail industry interests. These groups provide significant benefits to Lowe's by giving Lowe's access to their business, technical and industry expertise. They provide a forum for their members and lobby on our behalf on various public issues and policies that impact our company and ability to conduct business as efficiently as possible. These organizations are often retail specific, and their primary focus is working with elected officials to advocate on behalf of retail companies and the issues that impact those companies. These associations are not expected to use the financial support that Lowe's provides for campaign contributions or to influence the outcome of specific elections or ballot initiatives.

Some of the national and state trade associations in which we are members utilize a portion of membership dues for non-deductible lobbying and political expenditures. Per the requirements of Section 162(e)(1) of the Internal Revenue Code, the trade associations to which we contribute must provide us with the percentage of our annual dues that are attributable to lobbying expenses. A listing of the trade associations to which Lowe's paid dues this past calendar year and the percentage of which is not deductible under Section 162(e)(1) of the Internal Revenue Code can be found at http://www.loweslink.com/llmain/pubdocuments/Trade%20Associations.pdf. The listing does not include groups of which we are members solely for business or marketing purposes rather than public policy or lobbying purposes.

Members of senior management and our government affairs department serve in a leadership capacity in many of the trade organizations in which Lowe's is a member to ensure the values of the trade organizations are consistent with Lowe's values and to ensure our investments and interests are well represented.

Political Action Committee

Lowe's sponsors an employee political action committee (LOWPAC) that contributes to candidates and other political committees supportive of our business interests. LOWPAC is funded by voluntary employee contributions. The determination to contribute to a candidate or political committee is made by LOWPAC's board of directors, including Lowe's vice president of government affairs, senior management and general counsel.

Factors the LOWPAC board considers when making contributions to candidates or political committees:

- Does the company have significant economic interests (stores, distribution centers, etc.) in the candidate's district?
- What is the candidate or political committee's position or voting record on issues important to the retail industry and Lowe's?

- Does the candidate sit on a committee with oversight of issues important to Lowe's?
- Do other national retail trade associations or business groups also support the candidate or political committee?

The personal political interests of senior management or the board of directors are not included when considering contributions.

Compliance

Lowe's is fully committed to complying with all applicable laws regarding political contributions and expenditures. All contributions are reviewed and approved in advance by Lowe's vice president of government affairs and, when necessary, Lowe's general counsel. As required, these activities are reported quarterly on various public websites, including FEC.gov, House.gov, Senate.gov and Secretary.state.nc.us/corporations.

EXHIBIT H

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 24, 2014

Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

Re: Shareholder Proposal Submitted by James W. Mackie

Ladies and Gentlemen:

We have acted as counsel to Lowe's Companies, Inc., a North Carolina corporation ("Lowe's" or the "Company"), in connection with a proposal (the "Proposal") submitted by James W. Mackie (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2014 annual meeting of shareholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the North Carolina Business Corporation Act (the "NCBCA").

For the purposes of rendering our opinion as expressed herein, we have examined the Proposal and the supporting statement thereto. We have also examined the Company's policy on political engagement (the "Political Engagement Policy"), as published on the Company's website at *http://responsibility.lowes.com/workplace/our-programs/government-and-political-engagement/*.[1]

<u>The Proposal</u>

The Proposal calls for the adoption by the Company's shareholders of the following resolution:

> Resolved: The Corporation shall have a policy pertaining to making political contributions (to individual candidates; organizations supporting candidates, directly or indirectly; leadership groups; or political action committees) only if such a policy is approved by at least [sic] at least 75% of its shares outstanding. No funds, or in kind support, shall be provided by the corporation to any of the entities listed above unless the contribution complies with the corporate policy.

<u>Discussion</u>

You have asked our opinion as to whether implementation of the Proposal would violate North Carolina law. For the reasons set forth below, it is our opinion that implementation of the Proposal by the Company would violate the NCBCA.

---

[1] The Political Engagement Policy provides, in part, that "Lowe's does not make contributions to political campaigns, super PACs or political parties [and], [f]urthermore, Lowe's does not make independent expenditures, contributions to other political entities organized under Section 527 of the Internal Revenue Code or to special interest groups organized under Section 501(c)(4) of the Internal Revenue Code to support political activities."

Section 55-8-01 of the NCBCA vests the power to manage and direct the business and affairs of an entity incorporated in North Carolina with its board of directors, with only limited exceptions that must be provided for in statutorily prescribed documents. That section provides, in relevant part, as follows:

> All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors, except as otherwise provided in the articles of incorporation or in an agreement valid under G.S. 55-7-31(b).

Neither the NCBCA nor the Company's Charter restricts the authority of the Company's Board of Directors in any manner relevant to the objectives or substance of the Proposal. The Company does not have in effect a shareholders' agreement valid under G.S. 55-7-31(b) (which is explicitly not applicable to a public corporation) that limits the authority of its Board of Directors. The NCBCA further provides in Section 55-3-02 that each corporation has the power to "elect or appoint directors, officers, employees, and agents of the corporation [and] define their duties," to "sell . . . and otherwise dispose of all or any part of its property," and to "make payments or donations, or do any other act, not inconsistent with law, that furthers the business and affairs of the corporation." The Company's Bylaws provide that "[t]he business and affairs of the [Company] shall be managed by the Board of Directors except as otherwise provided by law, by the Articles of Incorporation or by the Bylaws." Under North Carolina law, the Board of Directors is necessarily given broad discretionary powers to manage the affairs of the Company and, absent a provision in the Company's Charter or Bylaws or evidence of bad faith, shareholders have no right to usurp the Board of Director's authority. *See Gaines v. Long Mfg. Co.,* 67 S.E.2d 355 (N.C. 1951).

Read literally, the Proposal would by a simple majority vote of the Company's shareholders seek to interfere with the exercise of discretion by the Company's Board of Directors by limiting the Board's authority to have a policy simply pertaining to political contributions without the approval of the policy by a supermajority vote of the Company's shareholders. If approved and implemented, therefore, the Proposal would mandate that the Board of Directors either void or invalidate the Company's Political Engagement Policy or, if the Board believed it was in the best interest of the Company to continue to have the Political Engagement Policy, to submit the policy, potentially at a special meeting of shareholders and on more than one occasion, to obtain shareholder approval by a supermajority vote. The mandatory nature of the consequences of approval and implementation of the Proposal would limit the Board of Director's authority and discretion as to the management of an important aspect of the business and affairs of the Company, namely the oversight of the Company's political engagement activities, and effectively cede that authority to a supermajority of its shareholders. This limitation upon the Board's authority would be achieved in a manner that is contrary to North Carolina law by merely adopting a shareholder resolution denying the Board of Directors its broad discretion granted pursuant to Section 55-8-01 of the NCBCA.

Conclusion

Based upon the foregoing and subject to the limitations set forth herein, we are of the opinion that the Proposal, if implemented, would violate North Carolina law by improperly limiting the authority of the Company's Board of Directors.

The opinion expressed herein is limited to the laws of the State of North Carolina, as currently in effect, and no opinion is expressed with respect to such laws as subsequently amended, or any other laws, or any effect that such amended or other laws may have on the opinions expressed herein. The opinion expressed herein is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein. The opinion expressed herein is given as of the date hereof, and we undertake no obligation to advise you of any changes in applicable laws after the date hereof or of any facts that might change the opinion expressed herein that we may become aware of after the date hereof or for any other reason.

The opinion expressed herein is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be used or relied upon by you for any other purpose, nor may it be referred to in your financial statements, your public releases or filed with any government agency, nor may it be provided to or relied upon by any other person for any purpose whatsoever without our prior written consent in each instance.

Very truly yours,

Moore + Van Allen PLLC